Exhibit 21.1

LIST OF SUBSIDIARIES

	Jurisdiction of
	Incorporation or	Percentage of
Name of Subsidiary	Organization	Ownership
China BAK Asia Holdings Limited	Hong Kong	100%
Dalian CBAK Trading Co., Ltd.	PRC	100%
Dalian CBAK Power Battery Co., Ltd.	PRC	100%
Dalian CBAK New Energy Technology Co., Ltd.	PRC	100%
CBAK New Energy (Suzhou) Co., Ltd.	PRC	90%
BAK Asia Investments Limited	Hong Kong	100%
CBAK New Energy (Nanjing) Co., Ltd	PRC	100%
Nanjing BFD New Energy Technology Co., Ltd.	PRC	100%
Nanjing CBAK New Energy Technology Co., Ltd	PRC	100%
Daxin New Energy Automobile Industry Technology (Jiangsu) Co., Ltd.	PRC	100%
Zhejiang Hitrans Lithium Battery Technology Co., Ltd (“Hitrans”)	PRC	67.33%
		80% owned
Guangdong Meidu Hitrans Resources Recycling Technology Co., Ltd.	PRC	by Hitrans
		100% owned
Shaoxing Haisheng International Trading Co., Ltd.	PRC	by Hitrans